GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

This Management’s Discussion and Analysis (“MD&A”) prepared as of November 10, 2010, reviews the financial condition and results of operations of Great Panther Silver Limited (“Great Panther” or the “Company”) for the nine month financial period ended September 30, 2010, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2009 annual audited consolidated financial statements and related notes together with Management’s Discussion and Analysis and the unaudited interim consolidated financial statements and related notes for the period ended September 30, 2010.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in thousands of Canadian dollars, except for share amounts and unless otherwise noted.

THIRD QUARTER HIGHLIGHTS

  26% increase in revenue for the three months ended September 30, 2010 to $11.2 million compared to $8.9 million for the three months ended September 30, 2009 due to higher metal prices.

  36% increase in earnings from mining operations(1) to $5.8 million in the third quarter of 2010 from $4.2 million in the third quarter of 2009.

  Increase in net income of $1.4 million to $1.3 million for the three months ended September 30, 2010 from a net loss of $0.1 million for the same period in 2009.

  Overall metal production of 588,454 Ag eq oz (“silver equivalent ounces”) compared to 597,057 Ag eq oz in the third quarter of 2009.

  Silver production of 382,220 Ag oz compared to 398,811 Ag oz in the third quarter of 2009.

  13% increase in gold production to 2,201 Au (“gold”) oz from 1,951 Au oz in the third quarter of 2009.

  28% increase in metal production at Topia to 210,171 Ag eq oz from 164,262 Ag eq oz in the third quarter of 2009.

  Record metallurgical gold recovery of 90.5% at Guanajuato.

  Deep drilling program in the Rayas area of the Guanajuato mine has significantly expanded the size of the gold-rich Santa Margarita vein and has intersected a new zone of high grade silver-gold mineralization at a vertical depth of almost 600 metres.

  Several new drilling programs initiated at Guanajuato including San Ignacio, Guanajuatito and Valenciana.

  First surface drill hole of the initial 2,000 metre core drilling program at the San Ignacio Mine property in Guanajuato was successful in intersecting three new well-mineralized zones of silver-gold mineralization.

  Announced final results from the recently completed 8,815 metre surface drill program on the Topia mine veins. The drilling was extremely successful and will guide mine development to continue to expand silver production. Drilling on the recently acquired La Prieta property proved the potential for this to be an additional mine for the Topia operations, with high silver values in the three drill holes of up to 2,500g/t over 0.25 metres.

  Significant new NI 43-101 compliant mineral resource and reserve update expected in Q4.

  Announced the appointment of Mr. Erick Bertsch to the position of Vice President, Corporate Development.

(1)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales (excluding amortization and depletion). Refer to the “Non-GAAP Measures” section.
GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	1

RECENT DEVELOPMENTS

Great Panther’s three year strategy for profitable growth targets production of 3.8 million Ag eq oz by 2012 at its two wholly-owned Mexican silver mines, Guanajuato and Topia. In this first year of the Company’s three year growth strategy, the focus continues to be on underground development of new production areas and delineation of new resources and reserves. As such, some changes are being made to the mining methods and schedule at Guanajuato, which have temporarily deferred some silver production, while production from Topia remains on target.

As part of this plan, the Company completed a surface drilling program at Topia which tested the Recompensa, Oliva, Don Benito, Cantarranas, El Rosario, San Gregorio, Argentina and La Prieta veins. As well, the Company escalated the drilling programs at Guanajuato to include the Deep Rayas, Los Pozos, Cata and Guanajuatito zones. New NI 43-101 compliant mineral resource/reserve updates for each mine is being prepared by Scott Wilson Roscoe Postle Associates Ltd. for publication later in the fourth quarter.

In the first three quarters, more than 19,691 metres of diamond drilling were completed at the two operations including 7,450 metres at Deep Rayas and 8,815.4 metres at Topia.

With respect to the Guanajuato mine drilling program, (1) Deep Rayas drilling has initially focused on the extensions of the gold-rich Santa Margarita structure before exploring the main Veta Madre structure below the historically significant Rayas Clavo; (2) Cata is focused on expanding ore bodies to the north and south; (3) Los Pozos is focused on defining lateral and depth extents of the zone; and (4) Guanajuatito is initially focused on the vertical continuation of the zone below the 80 metre level and in time along approximately 500 metres of strike. Drilling at Topia targeted a number of veins, providing a guide to future mine development and also exploring others, including the recently acquired La Prieta property.

The acquisition of underground mobile equipment continued during the third quarter. At Guanajuato, two new single-boom drill jumbos, a third scissor-lift utility truck and a second 4-yard underground loader were delivered to the mine. The second drill jumbo has been taken to the Cata mining area where it will facilitate improved development production, and production from the Alto and Veta Madre zones. The third drill jumbo will be utilized in the deep Valenciana exploration program. The second 4-yard loader is being utilized to increase production from the Los Pozos mining area.

Plant improvements at the two operations continued with the main focus on the Guanajuato plant.

Third quarter metal production at 588,454 silver equivalent ounces, was an improvement from the previous quarter, but down 1% from the third quarter of 2009. The Guanajuato plant achieved record gold recovery and the Topia mine had another excellent quarter with production of 210,171 Ag eq oz representing a 28% increase compared to the third quarter of 2009. Total metal production from both mines included 382,220 silver ounces, 2,201 gold ounces, 271 tonnes of lead (“Pb”) and 352 tonnes of zinc (“Zn”).

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	2

OVERVIEW

Great Panther Silver Limited is a revenue-generating, active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other Mexican properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR.

MINE OPERATING RESULTS

Consolidated Operations

	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4
Tonnes milled	46,039	43,555	44,657	47,121	42,004	40,443	38,993	46,009
Production
Gold ounces	2,201	1,474	1,598	2,456	1,951	1,504	1,240	1,608
Silver ounces	382,220	410,583	357,131	390,026	398,811	333,358	334,635	358,963
Lead tonnes	271	297	291	205	211	233	222	188
Zinc tonnes	352	357	345	248	263	270	276	249
Silver equivalent ounces (1)	588,454	574,740	526,949	625,288	597,057	499,845	480,266	497,323
Silver payable ounces	364,991	374,631	319,196	363,282	401,008	303,648	308,825	356,089
Cost per ounce (USD)	$6.76	$7.70	$6.72	$4.80	$5.48	$5.73	$6.49	$7.58

(1)

For 2010, silver equivalent ounces for each metal were established using commodity prices of: US$1,000 per oz, US$16 per oz, US$0.80 per lb, and US$0.80 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Guanajuato Mine

The Guanajuato mine recorded a second successive improved quarter as gold production from the Santa Margarita vein was sharply increased over previous quarters. Metal production from the mine totaled 250,629 oz Ag plus 2,042 oz Au, or 378,283 Ag eq oz, from processing 35,761 tonnes of ore with an average grade of 248g/t Ag and 1.96g/t Au.

Plant performance at Guanajuato during the third quarter achieved record gold recovery of 90.5% and excellent silver recovery of 87.8%. Metal recoveries for the third quarter 2010 represent an 8% and a 6% increase for gold and silver, respectively, compared to the third quarter of 2009.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	3

	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4

Tonnes milled	35,761	34,379	34,912	39,853	34,325	32,606	31,732	38,498

Production
Silver (ounces)	250,629	288,825	225,030	287,101	288,087	220,742	223,821	269,795
Gold (ounces)	2,042	1,289	1,453	2,367	1,872	1,379	1,130	1,479

Silver equivalent ounces	378,283	369,390	315,820	470,025	432,795	327,295	311,105	343,738

Silver payable ounces	246,344	262,708	204,893	262,430	291,649	209,485	209,282	267,517

Average ore grade
Gold (g/t)	1.96	1.35	1.51	2.14	2.00	1.55	1.36	1.44
Silver (g/t)	248	291	233	271	315	254	258	254

Metal recoveries
Gold	90.5%	86.6%	85.5%	86.4%	84.8%	84.6%	81.6%	83.1%
Silver	87.8%	89.9%	86.1%	82.6%	82.9%	83.0%	84.9%	85.8%

Concentrate grades
Gold (g/t)	87.74	55	76	111	92	94	59	74
Silver (g/t)	10,766	12,252	11,774	13,488	14,131	15,126	11,675	13,525

Significant development has been completed to facilitate exploratory drilling for the underground exploration of the Guanajuatito, Valenciana and Rayas areas. During the quarter, the exploratory lateral and ramp development advance totaled 605 metres - 143 metres for the Deep Rayas drill program, 260 metres for the Valenciana (1414 area) program, and 202 metres for the Guanajuatito (Zona Norte) program.

In early September, a metallurgical consultant reviewed plant operations over a 10-day period. Numerous improvements and modifications were made to the flotation circuit and more work is in progress to ensure continuous improvement.

Production stoping of the Santa Margarita vein progressed well and gold grades and production improved sharply. Gold production increased by more than 750 ounces as compared to the previous quarter. The new exploratory drilling results below the current workings are very encouraging (refer to News Release of September 7, 2010), and included gold assays of 20.4 and 24.0g/t over 1.85 and 1.50 metres, respectively. A total of 3,098 metres of deep diamond core drilling was completed in the third quarter to explore the down dip extension of the Santa Margarita and Veta Madre structures. Vertical drill hole EUG10-057 intersected the Santa Margarita structure and returned 2.15 metres grading 576g/t silver and 1.33g/t gold at a depth equivalent to the 590 metre level, making this the deepest silver-gold intersection to date in this part of the mine. Gold production is expected to increase further in the fourth quarter.

Production from the new Los Pozos area on the 310 and 345 metre levels continued to improve and accounted for 45% of the silver production. It will be increased further in the fourth quarter with production from the two mechanized levels equipped with a drill jumbo and scissor deck bolting truck. Access development to a third production stoping area at the 380 metre level will commence in the fourth quarter. Exploratory and ore definition drilling totaled 161 metres for Los Pozos and adjacent structures during the third quarter.

Production from the Cata Clavo area was lower in the third quarter as the 460 metre level stoping reached its planned mining limits while mining of the 490 metre level was lower than planned. Mine planning for the deeper area is being revised under the guidance of consulting geotechnical and mining engineers. Cable bolting for improved rock support and safety, as well as modifications to the standard cut-and-fill method, will support much improved production in this area through 2011 and 2012. These changes are being initiated in the fourth quarter. Exploratory drilling to test adjacent structures to the north of the main Cata zone totaled 707 metres during the third quarter.

Mining of the Guanajuatito North Zone, in the northwest part of the mine property, between the 80 and 50 metre levels was stopped during the quarter as the economic parts of the zone were exhausted at these levels. Production from this mining area will remain closed until new resources are established from a new drilling program. Exploration cross cut and drift development has been sufficiently advanced such that exploration drilling below the 100 metre level is already underway. Diamond core drilling totaled 670 metres during the quarter. Over the course of 2010 and 2011, more than 600 metres of ramp and lateral development will have been completed to provide access to carry out up to 9,000 metres of diamond drilling from stations spaced at 100 metre centres. Drilling will explore and define the mineralized vein structures at Guanajuatito between the 100 metre level and the 390 metre level, along a 600 metre strike length. Sampling of drift development by the previous mine owner along the Veta Madre structure at the 390 metre level in this area returned economic assays.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	4

Exploratory ramp development and a small drilling program below the 35 metre level at Promontorio, in the southeast part of the mine property, has been initiated with positive results leading to a small mining program which will be accelerated in the fourth quarter.

An underground drill rig is being mobilized to the 1414 stope area between the Valenciana and Cata mine areas at the 320 metre level. Exploitation by the previous operator focused on a stockwork system of high grade silver veins above the 320 level. The 1414 stoping area is approximately 200 metres long and 20 metres wide. Drilling will focus on the immediate down dip portion below the 320 level. While this is being drilled, development along the 320 level will advance sufficiently so as to commence the deep Valenciana drilling early in 2011. The deep drilling will test the Veta Madre structures in the Valenciana area below the 390 level along a 600 metre strike length.

A surface drilling program has recently been initiated at the San Ignacio property, located approximately 5 kilometres west-northwest of Guanajuato. The initial 2,000 metre core drilling program will test three main mineralized structures from 100 to 300 metres below surface. Surface sampling on the Plateros vein returned 1.3g/t gold and 124g/t silver over a 1.3 metre width. Sampling on the Melladito vein returned 0.48g/t gold and 106g/t silver over a 1.0 metre width, and sampling on the Nombre de Dios vein returned 1.83g/t gold and 164g/t silver over a 1.8 metre width.

Results from the first San Ignacio drillhole, ESI10-01, were very positive. It intercepted the Melladito vein (11.45 metres grading 1.18 gpt Au and 131 gpt Ag), the Nombre de Dios vein (3.15 metres grading 2.15 g/t Au and 157 g/t Ag), plus a newly discovered stockwork structure of 2.00 metres grading 3.76 g/t Au and 11 g/t Ag. The Plateros vein has yet to be tested. The surface traces of the vein structures have been followed and mapped over a strike length of four kilometres on the property and the exploration program is being reassessed according to the assay results. Power is being restored to the original San Ignacio mine area and the shaft and old workings will be pumped out and rehabilitated while further exploration continues. All necessary preparations are being initiated, including regulatory permitting, in advance of a development/production decision.

Compared to the third quarter of 2009, the total cash cost per ounce of silver was up 3% due to lower ore grades, resulting in lower payable silver production and higher milled tonnes, higher concentrate smelting and transportation costs, and inflation including sharply increased power costs. These increases were partially offset by higher by-product credits due to increased gold production and price.

	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4
Cash production costs	$3,253	$2,956	$2,939	$3,117	$3,251	$2,403	$2,271	$2,699
Smelter and transportation	383	310	190	200	226	160	212	534
Cost of sales	$3,636	$3,266	$3,129	$3,317	$3,477	$2,563	$2,483	$3,233
By-product credits (1)	(2,263)	(1,420)	(1,558)	(2,376)	(1,823)	(1,325)	(1,126)	(1,196)
CAD Cash operating costs	$1,373	$1,846	$1,571	$941	$1,654	$1,238	$1,357	$2,037
USD Cash operating costs	$1,319	$1,796	$1,513	$891	$1,507	$1,061	$1,090	$1,598
Payable Silver Production	246,344	262,708	204,893	262,430	291,649	209,485	209,282	267,517
USD Cash cost per ounce of silver	$5.35	$6.83	$7.38	$3.40	$5.17	$5.06	$5.21	$5.97

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	5

In comparison to the second quarter of 2010, cash production costs were reduced mainly due to higher byproduct credits from gold sales resulting from higher gold content and prices. The decrease in cash production cost was partially offset by higher smelting and transportation charges.

The cash cost per ounce of silver (refer to “Non-GAAP Measures” section) at Guanajuato for the three months ended September 30, 2010 of US$5.35 was 3% higher than US$5.17 in the third quarter of 2009. The third quarter 2010 cost per ounce decreased by 22% from the second quarter 2010 cost of US$6.83. Year to date unit cost for Guanajuato is US$6.48 per ounce which is above the estimate for the year of US$4.50 to US$5.00 primarily due to lower than forecast production and higher development costs. Further improvements are expected in the last quarter with higher payable silver production and greater by-product credits from higher gold production.

Topia Mine

Topia recorded another excellent quarter with metal production of 131,591 oz of silver, 159 oz of gold, 597,993 lbs of lead, and 775,996 lbs of zinc from milling 10,278 tonnes of ore. This equates to 210,172 Ag eq oz, 2% higher than the second quarter of 2010 and 28% higher than Q3 2009. Ore grades averaged 441g/t Ag, 0.58g/t Au, 2.81% Pb and 3.72% Zn.

Plant performance remained strong and continued to show improvement with metal recoveries of 90.2% for Ag, 82.3% for Au, 94.0% for Pb and 92.0% for Zn compared to 91.2% for Ag, 79.8% for Au, 93.0% for Pb and 89.3% for Zn in the second quarter of 2010. In addition to processing the 10,178 tonnes from the Company’s mines, 2,036 tonnes were custom milled for a local miner, thereby increasing revenue and reducing unit costs.

	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4

Tonnes milled	10,278	9,176	9,745	7,268	7,679	7,837	7,261	7,511

Production
Silver (ounces)	131,591	121,758	132,101	102,925	110,724	112,616	110,814	89,168
Gold (ounces)	159	185	145	89	79	125	110	129
Lead (tonnes)	271	297	291	205	211	233	222	188
Zinc (tonnes)	352	357	345	248	263	270	276	249

Silver equivalent ounces	210,171	205,350	211,129	155,263	164,262	172,550	169,161	153,585

Silver payable ounces	118,647	111,923	114,303	100,852	109,359	94,163	99,543	88,572

Average ore grade
Gold (g/t)	0.58	0.76	0.63	0.46	0.40	0.59	0.56	0.53
Silver (g/t)	441	446	459	481	492	503	542	419
Lead (%)	2.81	3.39	3.20	2.99	2.95	3.23	3.30	2.62
Zinc (%)	3.72	4.22	3.91	3.78	3.84	3.94	4.47	3.06

Metal recoveries
Gold	82.3%	82.9%	72.8%	83.9%	79.8%	83.8%	84.1%	83.8%
Silver	90.2%	92.4%	91.8%	91.6%	91.2%	88.8%	87.5%	86.6%
Lead	94.0%	95.4%	93.2%	94.5%	93.0%	92.0%	92.5%	89.9%
Zinc	92.0%	92.2%	90.5%	90.4%	89.3%	87.4%	85.1%	83.8%

Concentrate grades
Lead
Silver (g/t)	8,355	7,347	7,874	8,786	8,971	8,207	8,707	8,324
Gold (g/t)	8.87	9.63	7.40	6.93	5.68	8.08	7.59	8.96
Lead (%)	57.79	61.01	57.87	58.64	57.16	57.00	58.62	55.34
Zinc (%)	9.12	8.47	9.19	9.24	10.14	9.71	9.81	9.46

Zinc
Silver (g/t)	438	491	486	447	449	483	470	438
Gold (g/t)	1.51	1.98	1.58	1.01	0.96	1.43	1.35	1.76
Lead (%)	0.96	1.07	1.56	0.91	0.74	0.94	0.79	1.63
Zinc (%)	53.87	53.90	52.57	55.41	54.78	53.14	55.29	52.12

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	6

Mine development continued to extend known areas and provide access to new mining areas. Mining of the San Gregorio and El Rosario veins is continuing to expand and is now providing 40% of the silver production. Mining of the Don Benito vein is developing well and now provides 16% of silver production. A new production level has been initiated to add to production from the gold-rich Recompensa vein and will improve gold production in 2011. Step-out drilling on the Recompensa vein during the quarter returned some exceptionally high silver grades (see news release dated Nov. 8, 2010).

At the Topia mine, a total of 8,815.4 metres of surface drilling has just been completed. Earlier results of drilling, including one intercept of 1,681 gpt Ag over 3.15 metres, were published in July 2010, from the Cantarranas and San Jorge veins (Hormiguera mine), San Gregorio vein (San Gregorio mine), El Rosario vein (El Rosario mine), Don Benito vein (exploration area) and La Prieta vein (recently purchased La Prieta mine).

Compared to the third quarter 2009, total production costs are up substantially due to an increased level of production, stope preparation work in new mining areas, and inflation, including increased power costs. These increases were partially offset by increased by-product credits as metal prices and production have improved year-on-year.

	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4
Cash production costs	$1,906	$1,806	$1,291	$1,403	$1,188	$1,152	$1,233	$1,117
Smelter and transportation	362	379	374	329	328	319	370	474
Cost of sales	$2,268	$2,185	$1,665	$1,732	$1,516	$1,471	$1,603	$1,591
By-product credits (1)	(1,075)	(1,066)	(1,006)	(832)	(760)	(684)	(464)	(288)
CAD Cash operating costs	$1,193	$1,119	$659	$900	$756	$787	$1,139	$1,303
USD Cash operating costs	$1,149	$1,090	$632	$852	$691	$680	$914	$1,103
Payable Silver Production	118,647	111,923	114,303	100,852	109,359	94,163	99,543	88,572
USD Cash cost per ounce of silver	$9.68	$9.74	$5.53	$8.45	$6.32	$7.22	$9.18	$12.45

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

Cost per ounce for the third quarter 2010 increased by 53% from US$6.32 in the third quarter of 2009 to US$9.68. This represents a 1% decrease compared to the second quarter 2010 cost per ounce of US$9.74. The decrease in the third quarter of 2010 compared to the second quarter 2010 was due to lower smelter and transportation, higher by-product credits and higher payable silver production. The year to date cash cost per ounce of silver of US$8.32 is above the estimate for the year of US$7.00 and US$7.50 primarily due to higher mining costs, as the mine requires additional development and stope preparation as it continues to expand production, and lower ore grades.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	7

RESOURCES UPDATE

Guanajuato

San Ignacio

The surface drilling program at the San Ignacio mine property in Guanajuato commenced during the third quarter. The property is located approximately 5 kilometres west-northwest of the City of Guanajuato, where the Company operates its flagship Guanajuato mine. The property was part of the package purchased by Great Panther in 2005 but due to the Company’s focus on the main mine complex, it has not conducted any work at San Ignacio until this year. The past-producing San Ignacio mine was put on care-and-maintenance by the previous owners in 2001 due to low metal prices but the infrastructure is still intact.

The San Ignacio mine property covers part of the La Luz vein district, which is parallel to, and west of, the principal Veta Madre structure that hosts the main Guanajuato mines. The La Luz district marks the site of the first discovery of silver in the area, in the year 1548, which led to the discovery of the Veta Madre silver-gold deposits in 1550. It comprises a swarm of generally north-northwest striking, west dipping quartz veins and breccias with associated low sulphidation silver-gold mineralization, along an approximate 8 kilometre long trend.

The Company’s San Ignacio mine property covers approximately 4 kilometres of strike length on the La Luz vein system and is contiguous with Endeavour Silver’s Bolanitos mine property that is currently in production. The San Ignacio mine exploited only about 500 metres of strike length along one of the three known structures on the property and there is no record of any previous exploration elsewhere on the claim block. Production records from 1977 to 2001 indicate that a total of 617,455 tonnes at a grade of 113g/t Ag and 1.01g/t Au were extracted from this small portion of the property at an average rate of approximately 85 tonnes per day. This is similar to the grade that was mined at Guanajuato prior to the Company’s purchase of the mines in 2005 but the Company has more than doubled this grade since then with increased grade control and improved mining methods. As there is no processing facility at San Ignacio, ore was trucked back to the Cata plant in the main mine complex in Guanajuato, approximately 20 kilometres by road.

A program of geological mapping and rock sampling completed in 2010 by the Company indicates that the three known structures on the San Ignacio property are up to 4 kilometres long and contain irregular silica breccia “veins” hosting gold and silver mineralization. The initial interpretation is that the surface at San Ignacio, at an elevation of approximately 2,300 metres above sea level (“masl”), is generally above the upper limits of the epithermal gold-silver systems found in the area. Mineralization at the Company’s main mine complex on the Veta Madre structure extends from a surface elevation of approximately 2,200 masl in the Valenciana area to a depth of 1,500 masl in the recent deep drilling in the Rayas area.

The initial 2,000 metre core drilling program at San Ignacio will complete a section across the three main structures and test them from 100 to 200 metres below surface. The drilling will be completed in an area where sampling on the Plateros Vein returned 1.3g/t gold and 124g/t silver over a 1.3 metre width, sampling on the Melladito vein returned 0.48g/t gold and 106g/t silver over a 1.0 metre width, and sampling on the Nombre de Dios vein returned 1.83g/t gold and 164g/t silver over a 1.8 metre width.

The first surface drill hole at San Ignacio, ESI10-01, drilled at -45°, intersected three zones of economic significance, none of which have been previously developed. The Melladito vein returned 11.45 metres grading 1.18g/t gold and 131g/t silver, including 3.70 metres grading 1.98g/t gold and 203g/t silver. The Nombre de Dios vein returned 3.15 metres grading 2.15g/t gold and 157g/t silver; and a previously unknown footwall stockwork assayed 3.76g/t gold and 11g/t silver over 2.00 metres. In addition, two other zones of mineralization were intersected that, while returning lower grades in this hole, could be of greater significance along strike or down-dip. A plan map showing the location of Great Panther’s first San Ignacio drill-hole, and an interpretative cross section, are posted on the Company web-site at www.greatpanther.com.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	8

Due to the early success of the surface drill program, power is being restored to the original San Ignacio mine area and the shaft and old workings will be pumped out and rehabilitated while further exploration progresses. Surface drilling and underground mapping will continue and, once sufficient geological data has been assembled to facilitate a mine plan, development will commence in preparation for mine production. All necessary preparations are being initiated, including regulatory permitting, in advance of a development/production decision.

Rayas/Santa Margarita

The deep drilling program in the Rayas area of the Guanajuato mine has significantly expanded the size of the gold-rich Santa Margarita vein and has intersected a new zone of high grade silver-gold mineralization at a vertical depth of almost 600 metres.

The drilling is being conducted at 50 metre centres from the 390 metre level of the mine and has so far extended the known strike length of the Santa Margarita vein to more than 175 metres and the depth extent to at least 175 metres below the current mining on the 415 metre level. The shallower holes are providing information for imminent mine development and production, while all holes will provide valuable data for mine planning and resource estimation.

Highlights of the recent drilling include 20.42g/t Au and 24g/t Ag over 1.85 metres in hole EUG10-060, and two intercepts of 24.37g/t Au and 24g/t Ag over 1.5 metres and 20.13g/t Au and 23g/t Ag over 2.55 metres, in hole EUG10-061. The latter intercept is contained within a wider interval grading 7.08g/t Au and 9g/t Ag over 8.20 metres, only 6 metres from the first vein. It is not yet clear if this separate zone in hole EUG10-061 represents a new structure or a branch of the Santa Margarita structure. The 1:1 ratio of gold to silver indicates that the mineralization is present as electrum, a naturally-occurring gold-silver alloy with equal amounts of the two metals.

Drilling on section 250S, the southernmost section drilled to date and 200 metres south of holes EUG10-060 and EUG10-061, returned deep intersections on both the Santa Margarita and Veta Madre structures. Vertical drill hole EUG10-057 intersected the Santa Margarita structure and returned 2.15 metres grading 576g/t silver and 1.33g/t gold at a depth equivalent to the 590 metre level, making this the deepest silver-gold intersection to date in this part of the mine.

The Veta Madre structure, parallel to Santa Margarita, is often not as well mineralized where the latter is well mineralized. As such, drill hole EUG10-054, on section 250S, did not return any significant values in the Santa Margarita structure, but intersected 5.1 metres grading 287g/t silver and 1.23g/t gold in the Veta Madre at a depth equivalent to the 548 metre level. This represents the deepest mineralization on the Veta Madre to date. Together with several historic holes drilled close to section 220S to the north, this portion of the Veta Madre structure appears to host a sub-horizontal lens of economic mineralization that is still open to the south.

Development and partial exploitation by the former mine owners in this part of the mine only extended to the 475 level along some parts of the Veta Madre from 300S to 500S. As such, this level will provide future access to the deeper portions of the Santa Margarita and Veta Madre structures.

The recent drilling results are significant in that several new epithermal systems appear to be developing in the deepest parts of the multi-phase epithermal system known to exist at Guanajuato. The Santa Margarita structure varies from a quartz-dominant breccia with <1% pyrite to intensely altered, breccia/stockwork in a volcanic/intrusive host rock with 2-3% blotchy pyrite. The upper parts of the system are gold rich with electrum (for example EUG10-060 and 061) while deeper intersections are silver rich (for example EUG10-057).

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	9

While the two types of mineralization appear to correlate structurally, the geological characteristics of the deeper intercept are different than those of the Santa Margarita vein higher in the mine. In several holes on section 250S, a quartz porphyry is becoming more prevalent and, in the hole 057 intercept, clasts of the porphyry are caught up in the vein material. Quartz porphyries are common in many vein-type deposits world-wide and are generally considered by geologists to be a positive sign for gold and/or silver mineralization. This porphyry is known to be associated with silver-gold mineralization in the past-producing Sirena Mine to the south (owned by Fresnillo Plc.), and there is still approximately 250 metres of as-yet untested ground to the property boundary.

As such, the intercept in hole EUG10-057 may represent a separate mineralized pulse, and is open to the south and to depth but, until more information becomes available, it is still being considered as part of the Santa Margarita system.

The 12,000 metres of underground drilling in the Rayas area began in February 2010. Initial drilling on sections 100S and 150S also intersected the Santa Margarita structure at the 450 level down to the 540 level. Highlights from the recent drilling are listed in the table below, and longitudinal and cross section maps can be found on the Company’s website at www.greatpanther.com.

				From	To	Width	TW	Au	Ag
Hole	Location	Section	Zone	(m)	(m)	(m)	(m)	(g/t)	(g/t)
EUG10-047	Rayas	200S	S.M.	195.65	197.70	2.05	1.8	5.17	9
EUG10-049	Rayas	200S	S.M.	170.40	173.40	3.00	2.9	4.96	29
EUG10-053	Rayas	250S	V.M	181.65	182.85	1.20	1.2	0.33	116
EUG10-054	Rayas	250S	V.M.	183.90	189.00	5.10	4.9	1.23	287
EUG10-057	Rayas	250S	S.M.(?)	202.40	204.55	2.15	1.5	1.33	576
EUG10-058	Rayas	150S	S.M.	172.50	179.05	6.55	5.5	6.23	11
EUG10-060	Rayas	50S	S.M.	172.30	174.15	1.85	1.6	20.42	24
EUG10-061	Rayas	50S	S.M.	146.85	148.35	1.50	1.4	24.37	24
and			S.M.	154.00	162.20	8.20	7.9	7.08	9
including			S.M.	154.00	156.55	2.55	2.4	20.13	23

Development of new drill stations is ongoing along a hanging wall drift on the 390 level from 250S to 450S. While this work is being completed, the drill has been moved from the drill station at 250S to a station at 000S, where sections 050S and 000S are being drilled.

Topia

During the first three quarters of 2010, the Company completed 8,815.4 metre (expanded from the initial 6,000 metre) surface drill program on the Topia mine veins. The drilling was extremely successful and will guide mine development to continue to expand silver production from the San Gregorio, Recompensa, and Cantarranas (Hormiguera mine) veins plus enable new production to be added from veins where no mining is currently taking place. Drilling on the recently acquired La Prieta property proved the potential for this to be an additional mine for the Topia operations, with high silver values in the three drill holes of up to 2,500g/t over 0.25 metres. There were also several significant intercepts of other veins that are not currently being mined, including the Higuera vein (close to the San Gregorio vein), and the western portion of the Oliva vein (close to the Recompensa vein). Highlights are reported in the table below, while plan and longitudinal maps are located on the Company website at www.greatpanther.com.

In addition, mine development on the Cantarranas vein at the Hormiguera mine has encountered 161 metres of strike length with an average width of 0.19 metres grading 1,403g/t silver, 0.88g/t gold, 2.02% lead, and 7.76% zinc. At Mina 7, on the San Gregorio vein, development is ongoing eastward, with 90 metres of strike length on the vein, with an average width of 0.43 metres grading 1,436g/t silver, 0.53g/t gold, 7.26% lead, and 12.23% zinc. Sub-level development and stoping is ongoing in both areas.

Mineral resource/reserve estimations have commenced on all viable areas with the completion of the surface drilling. Added mineral resource/reserve will play an important role in the Company’s plans to increase production 20% per year from 2010 to 2012. The Company anticipates mineral resource/reserve estimates from 11 Topia area mines and exploration zones by late November 2010.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	10

Recompensa / Oliva

The gold-rich Recompensa vein, along with a footwall “intermediate” zone and the Oliva vein were tested using a “man portable” drill from sites at Recompensa. The drilling focused above the 1212 level and consisted of drill holes ST10-141 to 146. Highlights from the Recompensa vein include ST10-146 which intersected 0.25 metres assaying 229g/t silver, 16.5g/t gold, 1.53% lead, and 7.05% zinc. Some bonanza silver grades were intersected, albeit over narrow widths, including 0.15 metres of the Recompensa vein in ST10-145 which assayed 5,000g/t silver, 2.45g/t gold, 5.43% lead, and 3.12% zinc. Drill holes ST10-141 and 142 were drilled to test the base of the Recompensa vein mineralized horizon and both were drilled too deep and intersected non-economic grades.

The Recompensa vein footwall “intermediate” vein also intersected some excellent grades, with ST10-143 intersecting 0.30 metres assaying 1,230g/t silver, 4.14g/t gold, 5.41% lead, and 7.82% zinc, and ST10-145 intersecting 0.12 metres assaying 6,610g/t silver, 7.88g/t gold, 7.49% lead, and 18.2% zinc.

The Oliva vein (west) was intersected in the drilling at Recompensa and also 400 metres to the east following up on some detailed surface sampling of old adits and trenches. In the Recompensa area, the Oliva vein is approximately 60 metres into the footwall (north) of Recompensa vein. Due to drilling conditions only two of the six recent drill holes went far enough north to intersect the Oliva vein. A highlight includes ST10-143 which intersected 0.20 metres grading 1,400g/t silver, 0.16g/t gold, 0.73% lead, and 0.03% zinc. From the drilling completed 400 metres east (drill holes ST10-137 and 138), ST10-137 intersected 0.23 metres grading 1,200g/t silver, 1.8g/t gold, 3.62% lead, and 7.07% zinc. Further exploration along the three kilometre long Oliva vein is warranted as it now appears that sulfide rich high grade intersections are found beneath upper near-barren quartz vein (typical of the Oliva vein surface expression). Mine development of the intermediate and Oliva veins from the Recompensa mine is being considered.

Cantarranas

Four additional holes were drilled into the Cantarranas vein, two approximately 40 metres below the Hormiguera production (ST10-154 and 155), and two (ST10-135 and 136) east of a major normal fault located at the east face of the Hormiguera development. The best results for the former holes include 0.40 metres in ST10-155 grading 426g/t silver, 0.28g/t gold, 0.75% lead and 1.27% zinc. The latter two holes were drilled below the base of the epithermal productive horizon with non-economic results. Excellent potential still lies eastward and at higher elevations on the Cantarranas vein, as attested to by the Company’s 2004 drilling and previous mine exploitation. While the above holes were drilled to guide mine development, further exploratory drilling is planned several hundred metres east to test the vein continuity along strike.

San Gregorio/Mina 7

Drilling along the San Gregorio vein was focused on testing the structure between the San Gregorio/Mina 7 mining area and the Durangueno mining area. Surface drill holes ST10-147 and 148 intersected multiple structures including the well mineralized La Higuera vein, five intermediate breccia zones and then the San Gregorio barite-quartz vein structure across approximately 50 metres north to south. The La Higuera intersections, from drill hole ST10-148, include 777g/t silver, 0.09g/t gold, 2.77% lead, and 8.61% zinc over 1.20 metres. The intermediate breccia structures in the same hole include 363g/t silver, 0.43g/t gold, 2.09% lead, and 9.92% zinc over 0.50 metres and 617g/t silver, 0.19g/t gold, 0.35% lead, and 2.24% zinc over 0.35 metres. The San Gregorio structure, although well developed, returned sub-economic grades. These two initial drill holes open up the potential for mine development of the La Higuera vein and the multiple intermediate zones between it and the San Gregorio structure, along 500 to 600 metres of strike.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	11

La Prieta

The recent surface drilling successfully tested the eastern extension of the La Prieta vein structure, as the vein was intersected approximately 300 metres east of the old workings, in drill hole ST10-151, and returned 0.50 metres grading 858g/t silver, 0.89g/t gold, 1.44g/t lead, and 2.03% zinc. In fill-in hole ST10-150, the La Prieta vein appears to fork, with the upper intersection assaying 2,400g/t silver, 2.18g/t gold, 1.75% lead, and 6.33% zinc across 0.25 metres and the lower intersection returning 565g/t silver, 1.42g/t gold, 0.59% lead and 1.17% zinc over 0.20 metres. As such, the La Prieta vein is open to the east, and may connect with the Australia vein system located approximately two kilometres eastward. These encouraging results will assist in the preparation of a mine plan for the La Prieta structure.

Topia Drilling Highlights

		From	To	Width	TW	Ag	Au	Pb	Zn
Hole	Vein	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)
ST10-137	Oliva	123.60	123.83	0.23	0.09	1200	1.80	3.62	7.07
ST10-143	Recompensa	60.95	61.25	0.30	0.20	295	2.69	0.01	1.04
ST10-143	Recompensa	63.65	64.15	0.50	0.35	111	1.98	0.16	1.81
ST10-143	Intermediate	91.90	92.20	0.30	0.25	1230	4.14	5.41	7.82
ST10-143	Oliva	145.45	145.65	0.20	0.13	1400	0.16	0.73	0.03
ST10-144	Recompensa	57.10	57.14	0.04	0.03	590	0.46	12.60	12.60
ST10-144	Intermediate	73.35	73.47	0.12	0.10	282	1.87	3.68	24.90
ST10-145	Recompensa	70.20	70.35	0.15	0.08	5000	2.45	5.43	3.12
ST10-145	Intermediate	81.95	82.07	0.12	0.08	6610	7.88	7.49	18.20
ST10-146	Recompensa	82.55	82.80	0.25	0.16	229	16.50	1.53	7.05
ST10-147	Higuera	10.00	10.45	0.45	0.29	1250	0.15	4.05	7.86
ST10-147	Higuera	11.50	12.15	0.65	0.41	226	0.02	0.52	7.65
ST10-147	Higuera	17.00	17.50	0.50	0.32	1270	0.04	0.62	3.45
ST10-147	Intermediate	36.20	36.45	0.25	0.25	102	0.41	0.63	22.40
ST10-147	Intermediate	45.30	45.47	0.17	0.07	687	0.38	4.10	4.72
ST10-147	Intermediate	47.60	48.10	0.50	0.32	286	0.58	0.24	0.65
ST10-148	Higuera	6.65	7.85	1.20	0.77	777	0.09	2.77	8.61
ST10-148	Intermediate	16.40	16.90	0.50	0.35	363	0.43	2.09	9.92
ST10-148	Intermediate	27.85	28.20	0.35	0.25	97	0.54	0.62	14.00
ST10-148	Intermediate	37.00	37.35	0.35	0.25	617	0.19	0.35	2.24
ST10-150	La Prieta	144.30	144.55	0.25	0.15	2400	2.18	1.75	6.33
ST10-150	La Prieta	147.30	147.50	0.20	0.12	565	1.42	0.59	1.17
ST10-151	Alto	139.85	140.00	0.15	0.04	5570	4.65	2.84	7.66
ST10-151	La Prieta	150.75	151.25	0.50	0.13	858	0.89	1.44	2.03
ST10-152	El Desierto	125.05	125.20	0.15	0.07	240	0.85	0.14	0.16
ST10-152	Alto	221.75	221.85	0.10	0.06	449	0.59	1.98	2.85
ST10-152	La Prieta	227.00	227.50	0.50	0.40	937	5.84	4.14	5.45
ST10-153	El Desierto	105.80	105.95	0.15	0.12	433	0.77	1.42	2.81
ST10-155	Cantarranas	69.65	70.25	0.60	0.38	310	0.24	0.53	0.92

Overall, the surface drilling program at Topia has been extremely successful in providing guidance for increased mine development and in demonstrating the continuity of silver-gold-lead-zinc mineralization that will make a significant addition to the resource base and extend the mine life at Topia.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	12

SELECTED QUARTERLY INFORMATION

	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4
					(Revised) (3)		(Revised) (2)(3)	(Revised) (2)
Revenue	$11,165	$9,317	$7,915	$9,850	$8,886	$6,722	$6,274	$5,482
Cost of sales (excluding amortization and depletion)	5,367	5,030	4,405	4,698	4,637	3,732	3,700	4,008
Earnings from mining operations (4)	5,798	4,287	3,510	5,152	4,249	2,990	2,574	1,474
Income (loss) for the period	1,253	1,605	1,331	1,037	(114)	(200)	(1,590)	(1,182)
Basic earnings (loss) per share	0.01	0.01	0.01	0.01	(0.00)	(0.00)	(0.02)	(0.02)
Diluted earnings (loss) per share	0.01	0.01	0.01	0.01	(0.00)	(0.00)	(0.02)	(0.02)
Adjusted EBITDA (2)	2,549	679	1,909	3,037	1,857	1,118	964	(687)
Cash and cash equivalents	9,364	10,883	9,250	13,312	2,908	2,140	1,985	606
Working capital	13,200	17,070	17,518	18,153	4,844	1,509	1,063	1,320

(1)

“Adjusted EBITDA” is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-GAAP Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

(2)

The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered significant to be recorded in fiscal 2008. This adjustment was initially recorded during the first quarter of 2009. The prior year’s net income (loss) has been adjusted to reflect the subsequent recording of this adjustment in 2008.

(3)

Income (loss) for the period was revised by $0.3 million for the three months ended March 31, 2009 and $0.2 million for the three months ended September 30, 2009 to account for an adjustment in stock compensation expense related to a change in the calculation of volatility.

(4)	Earnings from mining operations are defined as revenues less cost of sales, excluding amortization and depletion. Amortization and depletion is separately disclosed in our statement of operations.

QUARTERLY TRENDS

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production, metal prices and terms of sales agreements. Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program (e.g. drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company’s reported income (loss) from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	13

THIRD QUARTER DISCUSSION

The Company earned revenue of $11.2 million during the third quarter of 2010 compared to revenue of $8.9 million for the same period in 2009, an increase of 26%. This improvement is largely due to an increase in metal prices. The combined metals output from Topia and Guanajuato for the third quarter was 588,454 Ag eq oz, a 1% decrease compared with 597,057 for the third quarter in 2009. For the three months ended September 30, 2010, silver, gold, lead and zinc prices increased by 29%, 28%, 5% and 14%, respectively, on a year over year basis.

Revenue increased by $1.8 million, or 20%, during the third quarter 2010 compared to the second quarter 2010. The increase in revenue is a result of a 2% quarter over quarter increase in silver equivalent ounces produced from 574,740 Ag eq oz in the second quarter 2010 to 588,454 Ag eq oz in the third quarter 2010 and increases in metal prices. Compared to the second quarter of 2010, average silver, gold and lead prices for the third quarter of 2010 increased by 3%, 3% and 4%, respectively, while the zinc price decreased by 1%. The increase in revenue was partially offset by a 3% decrease in silver payable production from 374,631 oz to 364,991 oz during the same period.

The Company’s realized average metal prices and the average Canadian exchange rates against the United States dollar and Mexican pesos for the three months ended September 30, 2010 and 2009 are as follows:

	2010 Q3	2009 Q3
Silver (U.S. $ / oz.)	$19.64	$15.11
Gold (U.S. $ / oz.)	$1,245.24	$964.72
Lead (U.S. $/ lb.)	$0.99	$0.96
Zinc (U.S. $/ lb.)	$0.97	$0.88
CAD / USD	1.039	1.097
CAD / MXP	0.0812	0.0828

Total plant throughput for the Topia and Guanajuato operations, at 46,039 tonnes for the third quarter 2010 was an increase of 10% compared to 42,004 tonnes for the third quarter of 2009. As compared to the second quarter of 2010, plant throughput increased by 6% from 43,554 tonnes in the second quarter 2010.

Cost of sales (excluding amortization and depletion) was $5.4 million for the three months ended September 30, 2010, compared to $4.6 million for the same period in 2009. The year over year increase in cost of sales is primarily due to higher tonnes mined and milled, increased mine development, plus general inflation, including increased power charges.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	14

Amortization and depletion of mineral properties, plant and equipment for the three and nine months ended September 30, 2010 were $0.8 million and $1.7 million, respectively, compared to $0.9 million and $2.6 million in the same periods in 2009. The decreases were due to the increase in mine life at both Guanajuato and Topia at March 31, 2010 which had the effect of decreasing the asset retirement obligation and the corresponding asset. The excess of the reduction in the liability over the remaining unamortized asset retirement costs was recognized as a reduction in depreciation expense in the first quarter of 2010.

For the three months ended September 30, 2010, the Company had earnings from mining operations of $5.8 million compared to $4.2 million in the same period in 2009, an increase of 36%.

The total combined cash cost per ounce of silver produced was US$6.76 for the three months ended September 30, 2010, a 23% increase compared to US$5.48 for the same period in 2009. At US$6.76, the combined cash cost per ounce for the third quarter 2010 is also higher than the published 2010 forecast of US$6.00. The increases are due to the reasons noted above.

Mineral property exploration expenditures for the three and nine months ended September 30, 2010 were $2.2 million and $5.1 million, respectively, compared to $0.8 million and $1.2 million for the same periods in 2009. In the early part of 2009, exploration expenditures were low due to the deferral of most mine development that was not related to immediate production, as part of the cost containment program implemented in the fourth quarter 2008. However, the fourth quarter of 2009 saw the Company begin exploratory drilling at both Guanajuato and Topia as the three-year growth strategy commenced.

General and administrative expenses were $1.2 million and $3.8 million for the three and nine months ended September 30, 2010 compared to $1.3 million and $3.9 million for the same periods in 2009. These are on target with the Company’s 2010 forecast.

The Company incurred $0.3 million in stock-based compensation expense for the three and nine months ended September 30, 2010 as a result of the extension of 90,000 incentive stock options granted to a consultant in the second quarter and granting of 670,000 incentive stock options to employees during the third quarter of 2010. For the same periods in 2009, the Company recorded $0.7 million and $1.9 million in stock-based compensation expense.

The Company recorded a foreign exchange gain of $0.3 million and $0.7 million for the three and nine months ended September 30, 2010, respectively. During the third quarter of 2010, the Mexican peso depreciated vis-à-vis the Canadian dollar, increasing the foreign exchange gain recorded during the first two quarters. As the Company has changed the translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis effective January 1, 2010, year over year results are not comparable.

The Company recorded an income tax expense of $0.01 million and a recovery of income taxes of $1.8 million for the three and nine months ended September 30, 2010, respectively. This compares to a provision for income taxes of $0.1 million and an income tax recovery of $0.3 million for the same periods in 2009. As at September 30, 2010, the $1.8 million recovery was due to the reversal of the Company’s $1.9 million future income tax provision during the second quarter of 2010 which was a result of the completion of tax planning that will allow for the utilization of Mexican tax loss carry-forwards.

During the period ended September 30, 2010, the Company entered into a put and call option contract for 500 metric tonnes of zinc with a contract period from July 2010 to December 2010. The Company determined that this contract is a derivative financial instrument that should be measured at fair value at each reporting period with any gains or losses recognized in net income in the period in which it arises. Consequently, during the three and nine months ended September 30, 2010, the Company recorded a mark-to-market unrealized loss of $130 (September 30, 2009 – $nil).

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	15

Net income for the three and nine months ended September 30, 2010 was $1.3 million and $4.2 million compared to net losses of $0.1 million and $1.9 million for the same periods in 2009. On a year-to-date basis, the increase in net income of $6.1 million was mainly due to the $3.8 million increase in earnings from mining operations, $1.6 million decrease in stock-based compensation expense, $0.3 million decrease in interest expense relating to the early retirement of the $2.02 million convertible debt in the third quarter of 2009, $1.3 million increase in foreign exchange and the non-cash reversal of the $1.9 million future income tax provision. The increase in net income is partially offset by the $3.9 million increase in mineral property exploration expenditures.

Adjusted EBITDA (as defined below in the “Non-GAAP Measures” section) was $2.5 million and $5.1 million for the three months and nine months ended September 30, 2010, respectively, compared to $1.9 million and $3.9 million during the same periods in 2009. Adjusted EBITDA increased during the third quarter of 2010 by 37% compared to the same period in 2009. The increase was primarily a result of increased earnings from mining operations, partially offset by increased mineral exploration expenditures as the Company progressed with its 2010 - 2012 growth strategy.

NON-GAAP MEASURES

Cash Costs per Ounce of Silver

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation between the cash cost per ounce of silver and our cost of sales as reported in our Consolidated Statement of Operations.

	Guanajuato		Topia		Consolidated
	2010 Q3	2009 Q3	2010 Q3	2009 Q3	2010 Q3	2009 Q3
CAD Cost of sales	$3,317	$3,266	$2,050	$1,371	$5,367	$4,637
Smelting and refining	331	222	399	345	730	567
CAD Gross by-product revenue (1)	(2,274)	(1,835)	(1,189)	(853)	(3,463)	(2,688)
Cost of custom milling	-	-	(68)	(108)	(68)	(108)
CAD Cash operating costs	$1,374	$1,653	$1,192	$755	$2,566	$2,408
USD Cash operating costs	$1,319	$1,507	$1,149	$691	$2,468	$2,198
Payable Silver Production	246,344	291,649	118,647	109,359	364,991	401,008
USD Cash cost per ounce of silver	$5.35	$5.17	$9.68	$6.32	$6.76	$5.48

(1)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by- products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	16

	Guanajuato		Topia		Consolidated
	2010 YTD	2009 YTD	2010 YTD	2009 YTD	2010 YTD	2009 YTD
CAD Cost of sales	$9,304	$7,967	$5,498	$4,102	$14,802	$12,070
Smelting and refining	755	584	1,182	1,277	1,937	1,861
CAD Gross by-product revenue	(5,267)	(4,303)	(3,491)	(2,378)	(8,758)	(6,681)
Cost of custom milling	-	-	(219)	(321)	(219)	(321)
CAD Cash operating costs	$4,792	$4,248	$2,970	$2,680	$7,762	$6,929
USD Cash operating costs	$4,627	$3,658	$2,870	$2,284	$7,498	$5,943
Payable Silver Production	713,945	710,416	344,873	303,065	1,058,818	1,013,481
USD Cash cost per ounce of silver	$6.48	$5.15	$8.32	$7.54	$7.08	$5.86

Earnings from Mining Operations

Earnings from mining operations are defined as revenues less cost of sales, excluding amortization and depletion. Amortization and depletion is separately disclosed in our statement of operations.

Standard and Adjusted EBITDA

EBITDA is a non-GAAP measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Accordingly, a Standardized definition of EBITDA, as set out by the CICA’s Canadian Performance Reporting Board (“CPRB”), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA has been included in this document. Under GAAP, entities must reflect in compensation expense the cost of stock-based compensation. In the Company’s circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash, but are settled by the issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for this expense.

The Company has also made an entity-specific adjustment to EBITDA to add back the non-recurring, non-cash charge relating to the settlement of its $2.02 million, 8% per annum unsecured convertible note in the third quarter of 2009.

The following table provides a reconciliation of Adjusted and Standardized EBITDA to the 2010 and 2009 financial statements:

	2010 Q3	2009 Q3	2010 YTD	2009 YTD
Income (loss) for the period	$1,253	$(114)	$4,188	$(1,904)
Provision (recovery) of income taxes	9	63	(1,746)	237
Interest expense	223	304	651	950
Amortization and depletion of mineral properties, plant and equipment	792	896	1,756	2,662
Standardized EBITDA	2,277	1,149	4,849	1,945
Stock-based compensation	272	657	289	1,943
Debt settlement expense	-	51	-	51
Adjusted EBITDA	$2,549	$1,857	$5,138	$3,939

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	17

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2010, the Company had working capital of $13,200 and cash and cash equivalents of $9,364, compared to $18,153 and $13,312, respectively, at December 31, 2009.

Great Panther plans to produce approximately 2.4 million Ag eq oz in 2010 and invest $12 million in capital expenditures and $6.3 million in mineral property exploration expenditures. These investments in 2010 will include the purchase of new, more efficient mobile mining equipment, plant upgrades, significantly furthering mine development and ramping up exploratory drilling, and will make good progress towards the goal of increasing production to 3.8 million Ag eq oz and growing resources to 40 million Ag eq oz by 2012. Management anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital during the next twelve months.

At September 30, 2010, the Company had no material off-balance sheet arrangements such as obligations under guarantee contracts, contingent interest in assets transferred to any unconsolidated entity, obligations under certain derivative instruments, or obligation under a material variable interest held in any unconsolidated entity that provides financing, liquidity, market or credit risk.

On July 22, 2010, the Company entered into a put and call option contract for 500 metric tonnes of zinc with a contract period from July 2010 to December 2010. The floor and cap price per metric tonne is US$1,800 and US$1,975, respectively. Under the terms of the contract, the Company will receive the prevailing market zinc price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively.

On November 3, 2010, the Company entered into a put and call option contract (the “Contract”) for 500 metric tonnes of lead over ten monthly contract periods from December 2010 to October 2011. The floor and cap price per metric tonne is US$1,800 and US$3,100, respectively. Under the terms of the Contract, the Company will receive the prevailing market lead price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively.

Operating Activities

Cash flows provided by operating activities were $0.9 million and $1.6 million for the three and nine months ended September 30, 2010, compared to cash flow provided by operating activities of $1.0 million and $2.0 million during the corresponding periods in 2009. On a year over year basis, the reduction was primarily due to an increase in amounts receivable due to an increase in the number of unsettled shipments and higher metal prices at the end of September 2010 compared to September 2009. In addition, the Company had higher finished product and supplies inventory as at September 30, 2010 than in September 30, 2009.

Before changes in non-cash working capital, the Company generated $2.6 million and $5.0 million in operating cash flow during the three and nine months ended September 30, 2010, compared to $1.6 million and $3.3 million during the same periods in 2009. This year over year improvement is largely attributable to higher revenues from increased metal prices and production.

Investing Activities

For the three and nine months ended September 30, 2010, the Company had a net cash outflow from investing activities, primarily for the development of mineral properties and purchase of capital assets, of $2.4 million and $6.0 million compared to net cash outflow of $0.3 million and $0.8 million for the three and nine months ended September 30, 2009, respectively. In addition, the Company also purchased $1.1 million of mine equipment through two promissory notes and two capital leases during the first nine months of 2010. These capital expenditures are part of the three-year growth strategy which commenced during the fourth quarter of 2009.

The Company plans to invest $12 million in capital expenditures in 2010.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	18

Financing Activities

Cash flows provided by financing activities were $0.2 million and $0.6 million, respectively, for the three and nine months ended September 30, 2010, which represent proceeds from the exercise of options and warrants less repayments of capital leases and promissory notes. Cash flows provided by financing activities for the three and nine months ended September 30, 2009, respectively, were $0.2 million and $1.0 million.

OUTLOOK

Fourth quarter production is expected to increase to 600,000 Ag Eq oz with the outlook for 2010 totaling 2.3 million silver equivalent ounces. The forecast for the mines anticipates Topia production remaining steady while Guanajuato production increases. Production from the Los Pozos area is increasing with three fully mechanized cut-and-fill stopes in production from November while gold production from Santa Margarita is expected to keep improving.

While some rescheduling of the mining at Guanajuato has been necessary in order to advance underground development, Great Panther’s strategy to accelerate production to 3.8 million Ag eq oz in 2012 remains firmly in place. New equipment has been delivered to the mines, more productive mining methods are being implemented, plant performance continues to excel and exploration drill programs have been expanded and are already indicating very positive results.

Planning for 2011 shows continuing increases at Topia and Guanajuato. Guanajuato planning includes continued production from Los Pozos, (3 stoping areas) and Cata, (Veta Madre and Alto zones), increased production from Santa Margarita, as new levels and multiple veins are developed, increased production from Promontorio plus new production from Guanajuatito, where exploration drilling is already showing positive results. New exploration drilling has begun in the fourth quarter to test the first underground area below old workings of the Valenciana Mine and, new mining may proceed quickly once new resources have been established. At San Ignacio, a potentially large new mining area of 4 kilometres strike length, with at least 3 mineralized vein structures, will be explored throughout 2011. The ability to quickly define and develop any new zones at San Ignacio will be an important factor in achieving our stated production targets and resource growth.

A new NI 43-101 compliant mineral resource/reserve update is being prepared by Scott Wilson Roscoe Postle Associates Ltd. for publication later in the fourth quarter. The previous mineral resource estimate at Guanajuato focused only on the deep Cata zones. The new mineral resource/reserve estimate will include an update of the Cata deep zones plus new estimates for the Los Pozos and Santa Margarita zones. At Topia, the previous mineral resource estimate focused on the Argentina vein, while the new mineral resource/reserve estimate will include an update of the Argentina vein, as well as 12 new estimates for the following veins: Cantarranas (Hormiguera Mine and east extension), Don Benito (1522 Mine), El Rosario, San Gregorio (and the extension of Durangueno), Recompensa, Oliva west, Animas, La Prieta, San Jorge, and Higuera. Significant improvements in the mineral resource update are expected. In addition, the Company will publish its first NI 43-101 compliant mineral reserve.

The Company’s emphasis will be on maintaining profitability while developing and exploring to continually increase metal production. The Company’s production strategy is to increase silver production year-on-year at continually decreasing unit costs.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	19

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	2010 Q3	2009 Q3	2010 YTD	2009 YTD

Consulting fees paid or accrued to companies controlled by directors of the Company	$119	$132	$396	$385

Consulting fees paid or accrued to a company controlled by an officer of the Company	$37	$42	$133	$159

Cost recoveries received or accrued from a company with a common director of the Company	$-	$16	$51	$80

Office and administration fees paid or accrued to a company controlled by a director of the Company	$21	$18	$65	$48

As at September 30, 2010, $109 (December 31, 2009 – $110) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with a common director were $59 (December 31, 2009 – $147) and were included in amounts receivable.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

CHANGES IN ACCOUNTING POLICIES

Foreign currency translation

Effective January 1, 2010, the economic facts and circumstances surrounding the Company’s foreign operations changed such that operations that were previously classified as integrated are now reported as self-sustaining from the Canadian parent company. This change is the result of continuous improvement in the foreign operations’ profitability as evidenced by positive cash flows from operations in all four quarters of 2009. Thus, the Company has changed the translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis.

Under the current rate method, assets and liabilities are translated into the reporting currency using the exchange rate at the balance sheet date and revenue and expense items are translated at the average exchange rate prevailing during the period. Differences arising from foreign currency translation are recorded in accumulated other comprehensive income (loss) as a translation adjustment until they are realized in the investment.

FUTURE ACCOUNTING PRONOUNCEMENTS

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced the changeover from Canadian GAAP to International Financial Reporting Standards (“IFRSs”) for publicly accountable enterprises and listed entities, for the annual periods beginning on or after January 1, 2011.

The Company will prepare its first consolidated financial statements in accordance with IFRS for the year ending December 31, 2011 (“adoption date”). In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company will retrospectively apply IFRS effective at the adoption date, except for mandatory and elected optional exemptions from full retrospective application of IFRS as provided by IFRS 1.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	20

Preparation of first consolidated financial statements in accordance with IFRS will require presentation of comparative information in accordance with IFRS. In order to present comparative information in accordance with IFRS in its IFRS financial statements, the Company will be required to restate its balance sheet as at January 1, 2010 to comply with IFRS (“transition date”).

The execution of the Company’s IFRS conversion plan is underway, including the evaluation of the financial impact upon IFRS adoption, development of IFRS accounting policies, and redesign of business processes. The Company anticipates there will be changes in accounting policies and these changes may materially impact our consolidated financial statements but the impact cannot be reasonably estimated at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

Our planned transition to IFRS and the conversion project consists of three phases: (i) Planning and Scoping, (ii) Detailed Assessment, Conversion Planning and Development, and (iii) Implementation, Parallel Reporting and Review.

Phase One: Planning and Scoping, which involves project planning and identification of differences between current Canadian GAAP and IFRS, has been completed. The identified areas of accounting differences of highest potential impact to the Company are impairment of assets, asset retirement obligations, property plant and equipment, exploration and evaluation expenditures, functional currency and initial adoption of IFRS under the provisions of IFRS 1.

Phase Two: Detailed Assessment, Conversion Planning and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies available under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of IFRS disclosure requirements; and development of required solutions to address identified issues. The Company is currently evaluating and finalizing IFRS 1 elections, developing accounting policies, redesigning business processes and considering the impact on information systems. To assist in this process, the Company has engaged consultants with extensive knowledge and experience with IFRS conversions.

To date, the Company has analyzed the functional currencies of its consolidated entities, identification of cash generating units for the purposes of assessment of impairment of long-lived assets, componentization of property, plant and equipment and accounting policy choices for exploration and evaluation expenditures.

The Company has decided to use the following optional IFRS 1 exemptions from full retrospective application of IFRS:

  The Company has elected not to apply IFRS 3, Business Combinations (as revised in 2008) to past business combinations that occurred before the date of transition to IFRS. In accordance with this optional exemption, such past business combinations will not be restated.

  The Company has elected not to apply IFRS 2, Share-based Payment to equity instruments vested before the transition date. This election exempts the Company from retrospective restatement of share- based payments vested before the transition date.

  The Company has elected to apply the transitional provisions in IFRIC 4, Determining whether an Arrangement contains a Lease (IFRIC 4). Accordingly, for the arrangements existing as at the transition date, the Company determined whether an arrangement contains a lease on the basis of facts and circumstances existing at that date. The Company completed an analysis and has concluded as of the date of this MD&A that there were no arrangements within the scope of IFRIC 4.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	21

  The Company has elected not to comply with requirements of IAS 21, The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. In accordance with this IFRS 1 optional exemption, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS and the gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the date of transition to IFRS and will include later translation differences.

  For instruments where the liability component is no longer outstanding as at transition date, the Company elected not to apply requirement of IAS 32, Financial Instruments: Presentation to split a compound financial instruments into two portions of equity.

  As at transition date, the Company will not make any additional optional designations of financial instruments as available for sale, or financial asset or financial liability at fair value through profit or loss, unless such designation has been made on initial recognition of such instruments in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

  The Company has elected to apply optional exemption from full retrospective application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1) to its decommissioning liabilities included in the cost of property, plant and equipment. In accordance with this IFRS 1 optional exemption, decommissioning and restoration liabilities of the Company are measured as at the date of transition to IFRS in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. To the extent that the liability is within the scope of IFRIC 1, the amount that would have been included in the cost of the related asset when the liability first arose is determined by discounting the liability to that date using the best estimate of the historical risk-adjusted discount rates(s) that would have applied for that liability of the intervening period. The carrying amount of related asset as at the transition date is determined by calculating accumulated depreciation on the basis of the current estimate of the useful life of such asset, using the depreciation policy adopted by the Company in accordance with IFRS.

  The Company has elected to apply transitional provisions of IAS 23, Borrowing Costs (as revised in 2007) (“IAS 23”). Accordingly, the effective date of adoption of requirements of IAS 23 for the Company is its transition date. The Company will not apply requirements of IAS 23 to qualifying assets completed prior to transition date. The Company did not have any qualifying projects in progress as of the date of this MD&A.

The Company has decided not to use an optional IFRS 1 election to measure its property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost, or use a previous GAAP revaluation of property, plant and equipment as its deemed cost at the transition date. Instead, the Company will retrospectively apply recognition and measurement requirements of IAS 16, Property, Plant and Equipment (“IAS 16”). Under IAS 16, the Company made an accounting policy choice to measure its property, plant and equipment after its recognition at its cost less any accumulated depreciation and any accumulated impairment losses.

The Company has also begun preparing pro-forma consolidated financial statements including notes. New accounting policies are presently being drafted.

Phase Three: Implementation, Parallel Reporting and Review, expected to commence in the second half of 2010, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant consolidated interim and annual financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	22

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 115,602,712 common shares issued and 15,416,200 warrants and options outstanding.

Two convertible notes with a total carrying value of $4,050,000 carry a conversion feature whereby they may be converted into 1,800,000 common shares of the Company at a price of $2.25 per share.

Fully diluted, the issued and outstanding shares of the Company would be 131,018,912.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2010 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	23

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to our ability to obtain adequate financing for our planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled “Key Information – Risk Factors” in Great Panther’s Annual Information Form for the year ended December 31, 2009 and in each management discussion and analysis, available on SEDAR at www.sedar.com.

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Resources Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

GREAT PANTHER SILVER LIMITED
THIRD QUARTER ENDED SEPTEMBER 30, 2010 (UNAUDITED)	24